UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2024

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550 and 333-270088) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 29, 2024, the Company announced the formation and launch with Frazier Life Sciences of Eyconis, Inc., a separate company created to develop, manufacture, and commercialize TransCon ophthalmology assets globally, together with a $150 million commitment from an investor syndicate that includes Frazier, RA Capital Management, venBio, and HealthQuest Capital.

Ascendis Pharma has granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and received an equity position in the newly formed company. In addition, Ascendis will be eligible to receive development, regulatory, and sales milestone payments of up to $248 million, plus single digit royalties on global net sales of commercialized products, if any. Eyconis will initially be based in Redwood City, California, and certain employees of Ascendis are expected to join the newly formed company.

Eyconis is led by ophthalmology industry veteran, Emmett Cunningham, M.D., Ph.D., MPH, Senior Partner at HealthQuest Capital, who joins Eyconis as Executive Chairman, and experienced biopharmaceutical executive Oliver Boris Stauch, who joins Eyconis as Chief Operating Officer after serving previously as Head of Ophthalmology at Ascendis Pharma.

In addition to Dr. Cunningham, Daniel Estes, Ph.D., and Anna Chen, Ph.D., from Frazier, Conrad Wang, M.D., from HealthQuest Capital, and Yvonne Yamanaka, Ph.D., from venBio have joined the board in connection with the financing. Ascendis has the right to designate one individual to the board.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) Eyconis’ ability to develop, manufacture, and commercialize TransCon ophthalmology assets globally with an investor syndicate, (ii) Ascendis’ eligibility to receive development, regulatory, and sales milestone payments and royalties and the amounts thereof and (iii) Ascendis’ expectation that Eyconis will initially be based in Redwood City, California and certain Ascendis employees will join the newly formed company. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: dependence on third party manufacturers, distributors and service providers for Ascendis’ products and product candidates; unforeseen safety or efficacy results in Ascendis’ development programs or on-market products; delays in the development of programs related to manufacturing, regulatory requirements, speed of patient recruitment or other unforeseen delays; Eyconis’ ability to obtain additional funding, if needed, to support its business activities; the impact of international economic, political, legal, compliance, social and business factors. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 16, 2023 and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: January 29, 2024	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer